uSell.com Inc.

18 West 18th Street

New York, NY, 10011

December 21, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: Request to Withdraw Registration Statement on Form S-1 (File No.  333-221825)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), uSell.com, Inc. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2017, and was declared effective on December 22, 2017.

The Registrant is requesting to withdraw the Registration Statement because it understands that it is no longer necessary to sell any securities under the Registration Statement. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

Should you have any questions regarding this matter, please call counsel to the Company, Cody Bilgrien of Nason, Yeager, Gerson, Harris & Fumero, P.A., at (561) 227-4557.

Very truly yours,

/s/Nikhil Raman
Nikhil Raman
Chief Executive Officer

CC: Michael Harris, Esq.

Cody Bilgrien, Esq.

Nason, Yeager, Gerson, Harris & Fumero, P.A.